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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                Commission File Number:  0-27658
                                                CUSIP Number:  739905 10 7

                           NOTIFICATION OF LATE FILING


(Check one):      [X] Form 10-K      Form 11-K       Form 20-F      Form 10-Q
                                  ---            ---             ---
                      Form N-SAR
                   ---
         For Period Ended:   December 31, 2000

Transition Report on Form 10-K                 Transition Report on Form 10-Q

Transition Report on Form 20-F                 Transition Report on Form  N-SAR

Transition Report on Form 11-K

         For the Transition Period Ended:
                                          ----------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -----------------------


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:                    PNI Technologies, Inc.

Former name if applicable:                  Not applicable

Address of principal executive office:      850 Center Way

City, state and zip code:                   Norcross, Georgia 30071


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                                     PART II
                            RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  As a result of recent reductions in accounting and other staff, the registrant is unable to file its annual report on Form 10-K for the year ended December 31, 2000 by April 2, 2000 without unreasonable effort or expense. The registrant also has been delayed in completing its preparations for the audit of its 2000 financial statements to be included in the Form 10-K, and the audited financial statements for 2000 are not yet complete.

                                     PART IV

         OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             Kathryn L. Putnam            (770)                 582-3552
                  (Name)               (Area Code)          (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


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                                                        [X]  Yes         [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]  Yes         [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         PNI expects that its consolidated financial statements will indicate total revenues of $14.1 million for the year ended December 31, 2000, as compared to $17.0 million for the year ended December 31, 1999. The decrease in total revenues compared to the prior year is expected to be due to lower revenues from network services and pager sales. This is expected to be partially offset by an increase in revenues from networking products, which PNI began to sell in 2000. PNI's airtime revenues were affected by its limited working capital available for pager purchases in 2000, because its customers typically rely on PNI for pager supply in order to add service units to the company's networks. PNI's airtime revenues have also been affected by industry trends of increased competition for reseller service units and declining average revenue per unit. PNI is at an early stage of development of its networking products business. Substantially all of its revenues are currently derived from its network services business. Due to the early stages of commercial sales of PNI's networking products, related expenses exceeded the Company's networking products revenues for the 2000 year.

         PNI expects that its consolidated net loss for the year ended December 31, 2000 will be between $8.0 million and $9.0 million, as compared to $10.3 million for the year ended December 31, 1999 (1999 net loss represents continuing operations before impairment loss and cumulative effect of change in accounting principle). The reduction in consolidated net losses is expected to be due to decreases in selling, general and administrative expenses and reduced interest expense.


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                             PNI TECHNOLOGIES, INC.

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 2, 2000                      By: /s/ Kathryn L. Putnam
                                               ---------------------------------
                                               Kathryn L. Putnam
                                               Senior Vice President and Chief
                                                      Financial Officer